KAT EXPLORATION, INC.

2313 Hollyhill Lane

Denton, TX 76205

January 4, 2022

Eric McPhee

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Kat Exploration, Inc.
Form 10-12(g) Amendment 1
File No. 000-5652
Filed November 15, 2021

Dear Mr. McPhee,

Set forth below is the response for KAT Exploration, Inc., a Nevada corporation (“KAT” “we,” “us,” “our” or the “Company”), to the comments received from you, the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) by emailed letter, dated December 3, 2021, with respect to our Form 10-12(g) Amendment 1 filed on November 15, 2021.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 13

1.              We note your response to comments 1 and 2. We also note you deleted disclosure that your officers and directors own over 71% of your common stock. Please tell us whether you have any holders of over 5% of your common stock

Response:

Attached is the NOBO list, there are no holders of over 5% of our common stock.

Item 11. Description of Registrants Securities to be Registered, page 15

2.              We note your response to prior comment 3. We also note Exhibit 3.2, which indicates you are authorized to issue 1000 shares of Series C Super Voting Preferred stock. Please revise Item 11 to identify all series of preferred, describe their terms and file the instruments defining the rights of such securities holders.

Response:

The following language was inserted in Item 11:

There are 30,000,000 shares of Preferred Stock authorized and has designated two classes of Preferred stock as Series B Preferred Stock and Series C Super Voting Preferred Stock.

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Series B Preferred Stock

There are 18,500 shares of Series B Preferred Stock (the “Preferred B”) authorized and 0 outstanding. The Preferred B shares have no voting rights, and each holder has conversion rights of 40% of the 30 day moving average of the price of the Corporation’s common stock.

Series C Super Voting Preferred Stock

There are 1,000 shares of Series C Super Voting Preferred Stock authorized (the “Preferred C”) and 9 shares issued and outstanding. The Preferred C shares are entitled to, regardless of the number, 66.67% of the total number of issued and outstanding shares of common stock, plus the number of shares of all other classes of stock.

The complete list of rights and privileges for the authorized classes of Preferred Stock can be found in Exhibit 3.2, Corporate Documents.

Item 13. Financial Statements and Supplementary Data, page 17

3.              Please revise your filing to include updated financial statements. Please refer to Rule 8-08 of Regulation S-X.

Response:

Our filing has been updated to include Q3 financial reports.

Exhibits

4.              We note your response to prior comment 4 indicating that you have filed the related party agreements. However, we are unable to find them filed as exhibits. Please file your agreements with executive officers, directors and promoters. See Item 601(b)(10)(ii)(A) of Regulation S-K.

Response:

We have revised our filing to include Exhibits for related party agreements.

If you have any questions or comments concerning this response, please contact Caren Currier, at carenlarsen@hotmail.com.

Sincerely,

KAT Exploration, Inc.

By:	/s/ Caren Currier
Caren Currier
Chief Executive Officer

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